Exhibit 16.2


Securities and Exchange Commission
Washington, D.C.  20549


Gentlemen:


We were previously the independent registered accountants for Lounsberry Holdings III, Inc. (a development stage company) (the "Corporation") and on June 5, 2005, we reported on the financial statements of the Corporation as of and for the period ended April 30, 2005. On March 8, 2006, we were dismissed as independent registered accountants of the Corporation. We have read the Corporation's statements included under Item 4.01 of its Form 8-K for March 8, 2006, and we agree with such statements, except that we are not in a position to agree or disagree with the statement that the Corporation's Board of Directors approved the dismissal of Marcum & Kliegman llp and approved the retaining of Moore Stephens Wurth Fraser and Torbet, LLP as the Corporation's independent registered accounting firm.



                                                 /s/ Marcum & Kliegman LLP

New York, New York
March 9, 2006